Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 2, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 2, 2024, The Nasdaq Stock Market (the "Exchange") received from CHURCHILL CAPITAL CORP VII (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, $0.0001 par value,

and one-fifth of one warrant

Class A common stock, par value $0.0001 per share

Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi